[LOGO OF WEIL, GOTSHAL & MANGES LLP]

October 24, 2006

BY EDGAR

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Rural/Metro Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2006
File No. 0-22056

Dear Mr. Duchovny:

Reference is made to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed October 13, 2006 by our client, Rural/Metro Corporation (“Rural/Metro”), in connection with Rural/Metro’s solicitation of proxies from its stockholders. We are submitting this letter on behalf of Rural/Metro in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission made by letter dated October 19, 2006. For your convenience, each of the numbered paragraphs and headings in this letter corresponds to the original numbered paragraphs and headings in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italicized text preceding our responses.

Weil, Gotshal & Manges LLP

Daniel F. Duchovny

October 24, 2006

Schedule 14A

Cover Page

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The cover page of the proxy statement and the form of proxy have been revised as requested.

2.	Confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone or in person.

On behalf of Rural/Metro Corporation, we confirm that it will file, under cover of Schedule 14A, on the date of first use, all written soliciting materials, including scripts and outlines used to solicit proxies by telephone or in person.

3.	Please fill in the blanks in your document.

Where possible, blanks have been filled in throughout the document (please see pages 1 and 2). The dates which are currently left blank, in the notice to stockholders and on pages 1 and 22, will be included in the final proxy statement.

Appendix A

Information Concerning Participants in the Solicitation, page A-1

4.	We note your disclosure that listed persons “may be deemed” participants. Given that the persons listed meet the definition of participant set forth in Item 4 of Schedule 14A, please revise your disclosure to definitively state that the listed persons are participants in your solicitation.

The disclosure on page A-1 has been revised to definitively state that the listed persons are participants in the solicitation.

Miscellaneous Information Concerning Participants, page A-2

5.	With respect to your disclosure in this section, please tell us why you need to qualify your disclosure “to the best knowledge” of the company. What prevents you from knowing and disclosing this information? Please explain or delete this qualified.

The disclosure on page A-2 has been revised to delete the referenced qualifier.

Weil, Gotshal & Manges LLP

Daniel F. Duchovny

October 24, 2006

We are submitting herewith (i) a revised version of the Preliminary Proxy Statement, marked to show changes from the version filed October 13, 2006, and (ii) a letter from Rural/Metro addressing the matters referenced in the section entitled “Closing Comments” of the Staff’s comment letter. We have also filed the revised Preliminary Proxy Statement via EDGAR.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the revised Preliminary Proxy Statement as promptly as practicable. If it would expedite your review in any way, please do not hesitate to contact me at (212) 310-8308.

Sincerely,

/s/ AKIKO MIKUMO

Akiko Mikumo

Enclosures

cc:	Christopher E. Kevane, Esq.

RURAL/METRO CORPORATION

9221 East Via de Ventura

Scottsdale, Arizona 85258

October 24, 2006

BY EDGAR

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Rural/Metro Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2006
File No. 0-22056

Dear Mr. Duchovny:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 19, 2006, Rural/Metro Corporation (the “Company”) hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of disclosure in its filings with the Commission;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RURAL/METRO CORPORATION

By:	/s/ KRISTINE B. PONCZAK
Name: Title:	Kristine B. Ponczak Chief Financial Officer

cc:	Christopher E. Kevane, Esq.
Akiko Mikumo, Esq.